GREAT QUEST
METALS LTD.

02 DEC -2 AM 8:

02060133

82-3116

November 13, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 13, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Karen Nestoruk
Administration

/kn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

November 13, 2002
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Updates Drilling on Bourdala Concessions

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ) is pleased to issue an update on the diamond drill program currently underway on the Company's Bourdala Concessions, Mali, West Africa. A total of 3 holes, totalling 470 metres, has been completed, all in the TD area. These holes have intersected zones of quartz veining. Great Quest's previous work in the area has shown that gold mineralization is associated with zones of quartz veining although not all of these zones carry gold.

Drilling in the TD zone has so far intersected 5 zones of quartz veining as detailed below:

Drill Hole	Interval (metres)	Width of Intersection (m)
01TD	20.5 to 38.5	18.0
	101.8 to 133.8	32.0
02TD	6.9 to 24.0	17.1
	62.5 to 142.0	79.5
03TD	0.0 to 82.0	82.0

In terms of intensity of quartz veining, the two zones in Hole 01TD can be characterized as weak to moderate; the upper zone in Hole 02TD, moderate and the remaining zones as strong. Over part of its length the zone in Hole 03TD was running at 20 to 30 quartz veins per metre. Arsenopyrite and pyrite are associated with the second or deeper zone in Hole 02TD. Additional work will be required to determine whether these zones are the same or separate. The values of gold assays on the core will determine whether it is worthwhile to examine the relationship of the zones. Core splitting has progressed slowly. Samples from the first hole and part of the second hole are currently en route to Abilab in Bamako where they will be assayed.

A fourth hole, located in the Nanike Sodjigui area of orpaillage in the Blandinssou Concession, is presently being drilled. One to two more holes will be drilled in the Nanike Sodjigui area before moving to the next area.

The qualified persons on the project include Mamadou Keita, Vice President of Exploration and Marty Archambault, M.Sc., P. Geo.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President and CEO

N E W S R E L E A S E